SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


For the Quarterly Payment Date on November 15, 2000


                        Crusade Management Limited,
                         --------------------------
            as manager of the Crusade Global Trust No. 1 of 1999
           (Exact name of Registrant as specified in its Charter)


          Level 11, 55 Market Street, Sydney, NSW 2000, Australia
                 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X       Form 40-F
                                -------              -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes             No     X
                                --------       --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.







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Other Events

         On the Quarterly Payment Date falling on November 15, 2000, AXA Trustee Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

Financial Statements and Exhibits

         (c) Exhibits

         See page 4 for Exhibit Index





















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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                     Crusade Management Limited,
                                     as Trust Manager for the Crusade
                                     Global Trust No. 1 of 1999,
                                     ---------------------------------
                                     (Registrant)


Dated: November 16, 2000
                                     By: /s/ Roger Desmarchelier
                                      ---------------------------------------
                                     Name:   Roger Desmarchelier
                                        -------------------------------------
                                     Title:  Executive Manager Securitisation
                                         ------------------------------------







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Exhibit Index


Exhibit              Description
-------              -----------

99.1                 The Noteholders Report for the Quarterly Payment
                     Date on November 15, 2000





































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